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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Whole Foods Market, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

966837106

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2009

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 966837106	Schedule 13D	Page 2 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0

  (8)    Shared Voting Power

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of Issuer’s Series A 8.00% Redeemable Convertible Exchangeable Participating Preferred Stock (the “Series A Preferred Stock”), plus an amount of shares of Common Stock equal to the amount of accrued but unpaid dividends not previously added to the liquidation preference of the Series A Preferred Stock, multiplied by 68.9655, the conversion rate

(9) Sole Dispositive Power 0

(10)    Shared Dispositive Power

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of the Series A Preferred Stock, plus an amount of shares of Common Stock equal to the amount of accrued but unpaid dividends not previously added to the liquidation preference of the Series A Preferred Stock, divided by $1,000, multiplied by 68.9655, the conversion rate

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of the Series A Preferred Stock, plus an amount of shares of Common Stock equal to the amount of accrued but unpaid dividends not previously added to the liquidation preference of the Series A Preferred Stock, divided by $1,000, multiplied by 68.9655, the conversion rate

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

17.3% beneficial ownership of the voting stock based on 140,479,419 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the period ended July 5, 2009

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 966837106	Schedule 13D	Page 3 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0

  (8)    Shared Voting Power

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of the Series A Preferred Stock, plus an amount of shares of Common Stock equal to the amount of accrued but unpaid dividends not previously added to the liquidation preference of the Series A Preferred Stock, divided by $1,000, multiplied by 68.9655, the conversion rate

(9) Sole Dispositive Power 0

(10)    Shared Dispositive Power

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of the Series A Preferred Stock, plus an amount of shares of Common Stock equal to the amount of accrued but unpaid dividends not previously added to the liquidation preference of the Series A Preferred Stock, divided by $1,000, multiplied by 68.9655, the conversion rate

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of the Series A Preferred Stock, plus an amount of shares of Common Stock equal to the amount of accrued but unpaid dividends not previously added to the liquidation preference of the Series A Preferred Stock, divided by $1,000, multiplied by 68.9655, the conversion rate

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

17.3% beneficial ownership of the voting stock based on 140,479,419 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the period ended July 5, 2009

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 966837106	Schedule 13D	Page 4 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Thyme Coinvest, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0

  (8)    Shared Voting Power

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of the Series A Preferred Stock, plus an amount of shares of Common Stock equal to the amount of accrued but unpaid dividends not previously added to the liquidation preference of the Series A Preferred Stock, divided by $1,000, multiplied by 68.9655, the conversion rate

(9) Sole Dispositive Power 0

(10)    Shared Dispositive Power

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of the Series A Preferred Stock, plus an amount of shares of Common Stock equal to the amount of accrued but unpaid dividends not previously added to the liquidation preference of the Series A Preferred Stock, divided by $1,000, multiplied by 68.9655, the conversion rate

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of the Series A Preferred Stock, plus an amount of shares of Common Stock equal to the amount of accrued but unpaid dividends not previously added to the liquidation preference of the Series A Preferred Stock, divided by $1,000, multiplied by 68.9655, the conversion rate

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

17.3% beneficial ownership of the voting stock based on 140,479,419 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the period ended July 5, 2009

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 966837106	Schedule 13D	Page 5 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital V, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0

  (8)    Shared Voting Power

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of the Series A Preferred Stock, plus an amount of shares of Common Stock equal to the amount of accrued but unpaid dividends not previously added to the liquidation preference of the Series A Preferred Stock, divided by $1,000, multiplied by 68.9655, the conversion rate

(9) Sole Dispositive Power 0

(10)    Shared Dispositive Power

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of the Series A Preferred Stock, plus an amount of shares of Common Stock equal to the amount of accrued but unpaid dividends not previously added to the liquidation preference of the Series A Preferred Stock, divided by $1,000, multiplied by 68.9655, the conversion rate

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of the Series A Preferred Stock, plus an amount of shares of Common Stock equal to the amount of accrued but unpaid dividends not previously added to the liquidation preference of the Series A Preferred Stock, divided by $1,000, multiplied by 68.9655, the conversion rate

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

17.3% beneficial ownership of the voting stock based on 140,479,419 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the period ended July 5, 2009

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 966837106	Schedule 13D	Page 6 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green V Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0

  (8)    Shared Voting Power

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of the Series A Preferred Stock, plus an amount of shares of Common Stock equal to the amount of accrued but unpaid dividends not previously added to the liquidation preference of the Series A Preferred Stock, divided by $1,000, multiplied by 68.9655, the conversion rate

(9) Sole Dispositive Power 0

(10)    Shared Dispositive Power

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of the Series A Preferred Stock, plus an amount of shares of Common Stock equal to the amount of accrued but unpaid dividends not previously added to the liquidation preference of the Series A Preferred Stock, divided by $1,000, multiplied by 68.9655, the conversion rate

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of the Series A Preferred Stock, plus an amount of shares of Common Stock equal to the amount of accrued but unpaid dividends not previously added to the liquidation preference of the Series A Preferred Stock, divided by $1,000, multiplied by 68.9655, the conversion rate

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

17.3% beneficial ownership of the voting stock based on 140,479,419 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the period ended July 5, 2009

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 966837106	Schedule 13D	Page 7 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0

  (8)    Shared Voting Power

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of the Series A Preferred Stock, plus an amount of shares of Common Stock equal to the amount of accrued but unpaid dividends not previously added to the liquidation preference of the Series A Preferred Stock, divided by $1,000, multiplied by 68.9655, the conversion rate

(9) Sole Dispositive Power 0

(10)    Shared Dispositive Power

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of the Series A Preferred Stock, plus an amount of shares of Common Stock equal to the amount of accrued but unpaid dividends not previously added to the liquidation preference of the Series A Preferred Stock, divided by $1,000, multiplied by 68.9655, the conversion rate

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of the Series A Preferred Stock, plus an amount of shares of Common Stock equal to the amount of accrued but unpaid dividends not previously added to the liquidation preference of the Series A Preferred Stock, divided by $1,000, multiplied by 68.9655, the conversion rate

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

17.3% beneficial ownership of the voting stock based on 140,479,419 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the period ended July 5, 2009

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 966837106	Schedule 13D	Page 8 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0

  (8)    Shared Voting Power

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of the Series A Preferred Stock, plus an amount of shares of Common Stock equal to the amount of accrued but unpaid dividends not previously added to the liquidation preference of the Series A Preferred Stock, divided by $1,000, multiplied by 68.9655, the conversion rate

(9) Sole Dispositive Power 0

(10)    Shared Dispositive Power

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of the Series A Preferred Stock, plus an amount of shares of Common Stock equal to the amount of accrued but unpaid dividends not previously added to the liquidation preference of the Series A Preferred Stock, divided by $1,000, multiplied by 68.9655, the conversion rate

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of the Series A Preferred Stock, plus an amount of shares of Common Stock equal to the amount of accrued but unpaid dividends not previously added to the liquidation preference of the Series A Preferred Stock, divided by $1,000, multiplied by 68.9655, the conversion rate

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

17.3% beneficial ownership of the voting stock based on 140,479,419 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the period ended July 5, 2009

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 966837106	Schedule 13D	Page 9 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Jonathan D. Sokoloff
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0

  (8)    Shared Voting Power

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of the Series A Preferred Stock, plus an amount of shares of Common Stock equal to the amount of accrued but unpaid dividends not previously added to the liquidation preference of the Series A Preferred Stock, divided by $1,000, multiplied by 68.9655, the conversion rate

(9) Sole Dispositive Power 0

(10)    Shared Dispositive Power

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of the Series A Preferred Stock, plus an amount of shares of Common Stock equal to the amount of accrued but unpaid dividends not previously added to the liquidation preference of the Series A Preferred Stock, divided by $1,000, multiplied by 68.9655, the conversion rate

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of the Series A Preferred Stock, plus an amount of shares of Common Stock equal to the amount of accrued but unpaid dividends not previously added to the liquidation preference of the Series A Preferred Stock, divided by $1,000, multiplied by 68.9655, the conversion rate

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

17.3% beneficial ownership of the voting stock based on 140,479,419 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the period ended July 5, 2009

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 966837106	Schedule 13D	Page 10 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Jonathan A. Seiffer
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0

  (8)    Shared Voting Power

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of the Series A Preferred Stock, plus an amount of shares of Common Stock equal to the amount of accrued but unpaid dividends not previously added to the liquidation preference of the Series A Preferred Stock, divided by $1,000, multiplied by 68.9655, the conversion rate

(9) Sole Dispositive Power 0

(10)    Shared Dispositive Power

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of the Series A Preferred Stock, plus an amount of shares of Common Stock equal to the amount of accrued but unpaid dividends not previously added to the liquidation preference of the Series A Preferred Stock, divided by $1,000, multiplied by 68.9655, the conversion rate

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of the Series A Preferred Stock, plus an amount of shares of Common Stock equal to the amount of accrued but unpaid dividends not previously added to the liquidation preference of the Series A Preferred Stock, divided by $1,000, multiplied by 68.9655, the conversion rate

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

17.3% beneficial ownership of the voting stock based on 140,479,419 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the period ended July 5, 2009

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 966837106	Schedule 13D	Page 11 of 21 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to shares of Series A 8.00% Redeemable Convertible Exchangeable Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) of Whole Foods Market, Inc., a Texas corporation (the “Issuer”), which are convertible into shares of common stock, no par value (the “Common Stock”), of the Issuer.

The address of the Issuer’s principal executive offices is 550 Bowie Street, Austin, Texas 78703.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This Amendment is being filed by Green Equity Investors V, L.P., a Delaware limited partnership (“GEI V”), Green Equity Investors Side V, L.P., a Delaware limited partnership (“GEI Side V,” and, together with GEI V, the “Investors”), Thyme Coinvest, LLC, a Delaware limited liability company (“Thyme”), GEI Capital V, LLC, a Delaware limited liability company (“Capital”), Green V Holdings, LLC, a Delaware limited liability company (“Holdings”), Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), LGP Management, Inc., a Delaware corporation (“LGPM”), Jonathan D. Sokoloff, and Jonathan A. Seiffer (the foregoing entities and persons collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Amendment, attached hereto as Exhibit 7.4 (the “Joint Filing Agreement”).

GEI V is the record owner of 324,515 shares of Series A Preferred Stock which are convertible into 22,380,339 shares of Common Stock as of the date of this statement. GEI Side V is the record owner of 97,344 shares of Series A Preferred Stock which are convertible into 6,713,377 shares of Common Stock as of the date of this statement. Thyme is the record owner of 3,141 shares of Series A Preferred Stock which are convertible into 216,620 shares of Common Stock as of the date of this statement. Each of GEI V’s, GEI Side V’s and Thyme’s holdings of Common Stock will, when the Conversion Right is exercised, also include an amount of shares of Common Stock equal to the amount of accrued but unpaid dividends not previously added to the liquidation preference of the Series A Preferred Stock from and including the immediately preceding divided payment date to, but excluding, the applicable conversion date, divided by $1,000, multiplied by 68.9655, the conversion rate. GEI V’s principal business is to pursue investments, and GEI Side V is an affiliated fund of GEI V in the same business. Thyme’s principal business is to invest in the Series A Preferred Stock. Capital is the general partner of GEI V and GEI Side V. Capital’s principal business is to act as the general partner of GEI V and GEI Side V. Holdings is a limited partner of GEI V. Holdings’ principal business is to serve as a limited partner of GEI V. LGP is an affiliate of Capital, and the manager of Thyme. LGP’s principal business is to act as the management company of GEI V, GEI Side V and other affiliated funds. LGPM is the general partner of LGP. LGPM’s principal business is to act as the general partner of LGP. Due to their relationships with GEI V, GEI Side V and Thyme, each of Capital, Holdings, LGP and LGPM may be deemed to have shared voting and investment power with respect to the Common Stock beneficially owned by GEI V, GEI Side V and Thyme. As such, Capital, Holdings, LGP and LGPM may be deemed to have shared beneficial ownership over such shares of Common Stock. Each of Capital, Holdings, LGP and LGPM, however, disclaims beneficial ownership of such shares of Common Stock.

CUSIP No. 966837106	Schedule 13D	Page 12 of 21 Pages

Jonathan D. Sokoloff and Jonathan A. Seiffer directly (whether through ownership interest or position) or indirectly through one or more intermediaries may be deemed to control GEI V, GEI Side V, Thyme, Capital, Holdings, LGP and/or LGPM. Each of Messrs. Sokoloff and Seiffer is a director of the Issuer and a partner of LGP and may be deemed to have shared voting and investment power with respect to the shares of Common Stock beneficially owned by GEI V, GEI Side V and Thyme. As such, Messrs. Sokoloff and Seiffer may be deemed to have shared beneficial ownership over such shares of Common Stock. Messrs. Sokoloff and Seiffer, however, disclaim beneficial ownership of such shares of Common Stock.

The names of the directors and executive officers of LGPM are set forth on Schedule 1, which is incorporated herein by reference.

(b)	The business address of each of the Reporting Persons and each of the directors and executive officers of LGPM is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(c)	Not applicable to GEI V, GEI Side V, Thyme, Capital, Holdings, LGP or LGPM.

Jonathan D. Sokoloff is a partner of LGP and a member of the board of directors of the Issuer.

Jonathan A. Seiffer is a partner of LGP and a member of the board of directors of the Issuer.

The present principal occupation of each of the directors and officers of LGPM is set forth on Schedule 1, which is incorporated herein by reference.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

(e)	None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Each of the Reporting Persons, other than Messrs. Sokoloff and Seiffer, is organized under the laws of Delaware. Each of the directors and executive officers of LGPM is a United States citizen. Each of Messrs. Sokoloff and Seiffer is a United States citizen.

CUSIP No. 966837106	Schedule 13D	Page 13 of 21 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4.	PURPOSE OF TRANSACTION

The Investors and the other Reporting Persons acquired the Series A Preferred Stock for investment purposes pursuant to a securities purchase agreement entered into by the Investors and the Issuer on November 5, 2008 (the “Purchase Agreement”).

The amended statement of designations of Series A Preferred Stock (as amended, the “Statement of Designations”), filed by the Issuer with the Texas Secretary of State on April 12, 2009 as part of its Amended and Restated Articles of Incorporation, which is filed herewith as Exhibit 7.3, provides that, in certain circumstances, the Issuer may redeem the Series A Preferred Stock for cash (a “Redemption”) pursuant to a formula described in the Statement of Designations. Among other things, the Issuer is required to provide at least 30 days’, and not more than 60 days’, prior written notice (the “Notice of Redemption”) of any planned Redemption. The Notice of Redemption must also fix the date the Redemption will take place (the “Redemption Date”).

The Statement of Designations also provides that holders of shares of the Series A Preferred Stock may convert those shares (the “Conversion Right”), at any time, into shares of Common Stock pursuant to a formula described in the Statement of Designations, provided that such conversion would not result in the holder beneficially owning in excess of 19.99% of the Issuer’s voting stock after such conversion. For further information, see the Statement of Designations.

On October 23, 2009, the Issuer filed an 8-K announcing its intention to redeem all 425,000 outstanding shares of Series A Preferred Stock in accordance with the Statement of Designations. On October 28, 2009, the Reporting Persons received a Notice of Redemption from the Issuer fixing November 27, 2009 as the Redemption Date. Based upon current market conditions, and assuming that there is no material change in such conditions, the Reporting Persons intend to exercise their Conversion Right with respect to 100% of their shares of Series A Preferred Stock prior to the Redemption Date. In exchange for their combined holdings of 425,000 shares of Series A Preferred Stock, the Reporting Persons anticipate receiving 29,310,336 shares of Common Stock, plus an amount of shares of Common Stock equal to the amount of accrued but unpaid dividends not previously added to the liquidation preference of such shares from and including the immediately preceding divided payment date to, but excluding, the applicable conversion date, divided by $1,000, multiplied by 68.9655, the conversion rate. For further information, see the Notice of Redemption filed herewith as Exhibit 7.7.

The Issuer has filed a registration statement, Securities and Exchange Commission File No. 333-156384 (the “Registration Statement”), covering the Series A Preferred Stock and the Common Stock issuable upon conversion of the Series A Preferred Stock. The Reporting Persons may dispose of shares of Common Stock received on exercise of the Conversion Right under the Registration Statement or in open-market transactions, including in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended, as the Reporting Persons deem appropriate and advisable in accordance with market conditions and/or other factors. The Reporting Persons reserve the right to change their intention to dispose of their investments in the Issuer as they deem appropriate and advisable in light of existing circumstances from time to time.

Except as disclosed in this Item 4, none of GEI V, GEI Side V, Thyme nor any of the other Reporting Persons has any current plans or proposals which relate to or would result in any

CUSIP No. 966837106	Schedule 13D	Page 14 of 21 Pages

of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
GEI V	0	29,310,336 (as converted)	29,310,336 (as converted)	17.3%

GEI Side V	0	29,310,336 (as converted)	29,310,336 (as converted)	17.3%

Thyme	0	29,310,336 (as converted)	29,310,336 (as converted)	17.3%

Jonathan D. Sokoloff	0	29,310,336 (as converted)	29,310,336 (as converted)	17.3%

Jonathan A. Seiffer	0	29,310,336 (as converted)	29,310,336 (as converted)	17.3%

Other Reporting Persons	0	29,310,336 (as converted)	29,310,336 (as converted)	17.3%

The “as converted” figures on the table will be increased, when the Conversion Right is exercised, by an amount of shares of Common Stock equal to the amount of accrued but unpaid dividends not previously added to the liquidation preference of the Series A Preferred Stock from and including the immediately preceding divided payment date to, but excluding, the applicable conversion date, divided by $1,000, multiplied by 68.9655, the conversion rate.

(c)	Other than the shares reported herein, none of the Reporting Persons has effected any transactions involving the Common Stock in the 60 days prior to filing this Amendment.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 966837106	Schedule 13D	Page 15 of 21 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On November 5, 2008, the Issuer entered into the Purchase Agreement, agreeing to issue and sell 425,000 shares of Series A Preferred Stock to GEI V, GEI Side V and their respective permitted transferees for an aggregate purchase price of $425,000,000. On December 2, 2008, GEI V bought 324,515 shares of Series A Preferred Stock for $324,515,000, GEI Side V bought 97,344 shares of Series A Preferred Stock for $97,344,000, and Thyme bought 3,141 shares of Series A Preferred Stock for $3,141,000. On April 12, 2009, the parties to the Purchase Agreement entered into an amendment to the Purchase Agreement. On October 28, 2009, the Issuer called all shares of Series A Preferred Stock for redemption on November 27, 2009. For a description of the Purchase Agreement and Statement of Designations, refer to our Schedule 13D and Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on and December 4, 2008 and April 20, 2009, respectively.

The Series A Preferred Stock is convertible at the election of the holders into shares of Common Stock at an initial conversion ratio of 68.9655 shares of Common Stock for each share of Series A Preferred Stock, representing a price of $14.50 per share of Common Stock, provided that at no time may any holder of the Series A Preferred Stock beneficially own more than 19.99% of the Issuer’s voting securities as a result of such conversion. The conversion rate is also subject to various anti-dilution adjustments described in the Statement of Designations. The Series A Preferred Stock would represent an ownership interest, assuming conversion of the Series A Preferred Stock to the Issuer’s Common Stock, of approximately 17.3% at this time.

The Investors, voting as a separate class, are entitled to elect two members to the board of directors of the Issuer. Accordingly, pursuant to the terms of the Purchase Agreement, as amended, Jonathan D. Sokoloff and Jonathan A. Seiffer of LGP joined the board of directors of Whole Foods Market concurrently with the issuance of the Series A Preferred Stock. The Investors, however, may elect only one member of the Issuer’s board of directors once the Series A Preferred Stock (or Common Stock received in respect of exercise of the Conversion Right) held by the Investors represents less than 10% of the Issuer’s voting securities, which right ceases once the Series A Preferred Stock (or Common Stock received in respect of exercise of the Conversion Right) held by the Investors represents less than 7% of the Issuer’s voting securities. The Investors may use this right to elect to the Issuer’s board of directors only (i) persons approved by the nominating committee of the Issuer’s board of directors or (ii) persons who were partners of LGP at the time of the issuance of the Series A Preferred Stock. Under the Purchase Agreement, as amended, the Investors are entitled to designate one member to each of the committees of the board of directors and to nominate directors for election to the board of directors once their right to elect directors under the Statement of Designations ceases, in each case subject to certain limitations and ownership thresholds.

The Investors have agreed, pursuant to the Purchase Agreement, as amended, to vote all shares of the Issuer’s capital stock that the Investors are entitled to vote, whether now owned or later acquired: (i) in favor of directors nominated by the Issuer’s board of directors, (ii) against removal of directors designated by the nominating committee of the Issuer’s board of directors, and (iii) in accordance with the recommendation of the Issuer’s board of directors with respect to any proposed business combination between the Issuer and any other entity. The Investors are otherwise entitled to vote their shares of the Issuer as they see fit, in their sole discretion.

CUSIP No. 966837106	Schedule 13D	Page 16 of 21 Pages

Each Investor has agreed, pursuant to the Purchase Agreement, as amended, not to acquire or agree, offer, seek or propose to acquire beneficial ownership of the Issuer’s voting securities to the extent that, after giving effect to such acquisition, such Investor and its commonly controlled or managed investment funds would beneficially own more than 35% of the Issuer’s voting securities on a fully-diluted basis.

Each Investor has agreed that it will not transfer any securities of the Issuer, whether held as Series A Preferred Stock or Common Stock, other than to affiliates who agree to be bound by the voting restrictions, transfer restrictions and standstill requirements of the Purchase Agreement, prior to the third anniversary of the issuance of the Series A Preferred Stock, unless the Issuer has called the Series A Preferred Stock for redemption pursuant to the second paragraph of Section 6(a) of the Statement of Designations or has announced any merger or consolidation in which the Issuer will not be the surviving entity. At no time will either Investor transfer securities constituting 10% or more of the voting capital stock of the Issuer then outstanding to any entity or individual who does not agree to be bound by the Voting Restrictions and Standstill. At no time will either Investor transfer any securities to any retailer of grocery products in North America or the United Kingdom, or to any entity having direct or indirect majority ownership control of such a retailer.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, the Registration Rights Agreement, the Amended and Restated Articles of Incorporation, First Amendment, and Notice of Redemption filed herewith as Exhibits 7.1, 7.2, 7.3, 7.4 and 7.7 respectively and incorporated herein by reference.

Other than the matters disclosed above in response to Items 4 and 5 and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Securities Purchase Agreement, dated as of November 5, 2008 (incorporated by reference to Exhibit 10.1 to Whole Foods Market, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on December 2, 2008).

7.2	Registration Rights Agreement, dated as of December 2, 2008 (incorporated by reference to Exhibit 4.1 to Whole Foods Market, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on December 2, 2008).

7.3	Articles of Amendment to the Amended and Restated Articles of Incorporation of Whole Foods Market, Inc. (incorporated by reference to Exhibit 3.1 to Whole Foods Market, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on April 16, 2009).

CUSIP No. 966837106	Schedule 13D	Page 17 of 21 Pages

7.4	Amendment No. 1 to the Securities Purchase Agreement, dated as of April 12, 2009 (incorporated by reference to Exhibit 10.1 to Whole Foods Market, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on April 16, 2009).

7.5	Joint Filing Agreement, dated December 3, 2008 (incorporated by reference to Exhibit 7.5 to Whole Foods Market, Inc.’s Schedule 13D, filed with the Securities and Exchange Commission on January 8, 2009).

7.6	Power of Attorney, dated December 2, 2008 (incorporated by reference to Exhibit 7.6 to Whole Foods Market, Inc.’s Schedule 13D, filed with the Securities and Exchange Commission on January 8, 2009).

7.7	Notice of Redemption to the Holders of Series A 8.00% Redeemable Convertible Exchangeable Preferred Stock, Par Value $0.01 Per Share, of Whole Foods Market, Inc., dated October 28, 2009.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated as of October 28, 2009

Green Equity Investors V, L.P.
By: GEI Capital V, LLC, its General Partner

By:	/S/ CODY L. FRANKLIN
Name:	Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Manager

Green Equity Investors Side V, L.P.
By: GEI Capital V, LLC, its General Partner

By:	/S/ CODY L. FRANKLIN
Name:	Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Manager

Thyme Coinvest, LLC
By: Leonard Green & Partners, L.P., its Manager
By: LGP Management, Inc., its General Partner

By:	/S/ CODY L. FRANKLIN
Name:	Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Executive Vice President and Managing Partner

GEI Capital V, LLC

By:	/S/ CODY L. FRANKLIN
Name:	Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Manager

Green V Holdings, LLC

By:	/S/ CODY L. FRANKLIN
Name:	Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Manager

CUSIP No. 966837106	Schedule 13D	Page 19 of 21 Pages

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/S/ CODY L. FRANKLIN
Name:	Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Executive Vice President and Managing Partner

LGP Management, Inc.

By:	/S/ CODY L. FRANKLIN
Name:	Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Executive Vice President, and Managing Partner

/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff

/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for Jonathan A. Seiffer

CUSIP No. 966837106	Schedule 13D	Page 20 of 21 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
7.1	Securities Purchase Agreement, dated as of November 5, 2008 (incorporated by reference to Exhibit 10.1 to Whole Foods Market, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on December 2, 2008).

7.2	Registration Rights Agreement, dated as of December 2, 2008 (incorporated by reference to Exhibit 4.1 to Whole Foods Market, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on December 2, 2008).

7.3	Articles of Amendment to the Amended and Restated Articles of Incorporation of Whole Foods Market, Inc. (incorporated by reference to Exhibit 3.1 to Whole Foods Market, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on April 16, 2009).

7.4	Amendment No. 1 to the Securities Purchase Agreement, dated as of April 12, 2009 (incorporated by reference to Exhibit 10.1 to Whole Foods Market, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on April 16, 2009).

7.5	Joint Filing Agreement, dated December 3, 2008 (incorporated by reference to Exhibit 7.5 to Whole Foods Market, Inc.’s Schedule 13D, filed with the Securities and Exchange Commission on January 8, 2009).

7.6	Power of Attorney, dated December 2, 2008 (incorporated by reference to Exhibit 7.6 to Whole Foods Market, Inc.’s Schedule 13D, filed with the Securities and Exchange Commission on January 8, 2009).

7.7	Notice of Redemption to the Holders of Series A 8.00% Redeemable Convertible Exchangeable Preferred Stock, Par Value $0.01 Per Share, of Whole Foods Market, Inc., dated October 28, 2009.

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SCHEDULE 1

Directors and Executive Officers of LGPM

Name	Position with LGPM
John G. Danhakl	Director, Executive Vice President and Managing Partner
Peter J. Nolan	Director, Executive Vice President and Managing Partner
Jonathan D. Sokoloff	Director, Executive Vice President and Managing Partner
Lily Chang	Chief Operating Officer and Secretary
Cody L. Franklin	Chief Financial Officer
Julia O. Chang	Vice President of Tax and Finance
Jonathan A. Seiffer	Senior Vice President
John M. Baumer	Senior Vice President
Timothy J. Flynn	Senior Vice President